UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)1

RCM Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

749360400

(CUSIP Number)

Bradley S. Vizi

c/o RCM Technologies, Inc.

2500 McClellan Avenue, Suite 350

Pennsauken, New Jersey 08109

(856) 356-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

IRS Partners No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO, HC

4

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Not Applicable
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO, HC

5

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

Harvest Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

BD, IA

7

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,012,526 *
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,012,526 *
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,526 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.96%
14	TYPE OF REPORTING PERSON

IN

* Excludes 150,000 Common Shares underlying certain restricted stock units that will vest annually in three equal installments beginning on January 15, 2021, as previously described in Item 6.

8

CUSIP No. 749360400

The following constitutes Amendment No. 17 (“Amendment No. 17”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As further discussed in Item 4 below, IRS 19, the Foundation, M2O, the Trust, Mr. O’Connell and Harvest (collectively, the “Selling Group”) are no longer members of the Section 13(d) group and shall cease to be Reporting Persons hereunder immediately after the filing of this Amendment No. 17. Mr. Vizi will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 854,000 Common Shares beneficially owned directly by Mr. Vizi is approximately $1,032,099, including brokerage commissions. Such Common Shares were acquired with Mr. Vizi’s personal funds, 850,000 of which were purchased pursuant to the Stock Purchase Agreement (as defined and described in Item 4 below) and 3,000 of which were purchased pursuant to the Issuer’s Employee Stock Purchase Plan. In addition, 158,526 Common Shares deemed to be beneficially owned directly by Mr. Vizi were obtained through equity awards that were granted to Mr. Vizi in his capacity as a director and executive officer of the Issuer.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 2, 2020, the Reporting Persons entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Issuer, Kevin Miller and Roger Ballou, pursuant to which the Selling Group agreed to sell, and the Issuer and Messrs. Vizi, Miller and Ballou agreed to purchase, all 2,958,139 Common Shares owned in the aggregate by the Selling Group, at a purchase price of $1.20 per share, for an aggregate purchase price of $3,549,766.80 (the “Transaction”). The closing of the Transaction is effective as of June 2, 2020. Pursuant to the Stock Purchase Agreement, the Issuer purchased 1,858,139 Common Shares, Mr. Vizi purchased 850,000 Common Shares, Mr. Miller purchased 150,000 Common Shares and Mr. Ballou purchased 100,000 Common Shares. The consideration paid by the Issuer consists of a subordinated promissory note in the amount of $2,229,766.80, while Messrs. Vizi, Miller and Ballou paid cash in an aggregate amount of $1,320,000. The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

9

CUSIP No. 749360400

As previously disclosed, Mr. Vizi is an executive officer of the Issuer. As such, Mr. Vizi participates in meetings and decision-making of management of the Issuer and the Board of Directors. By virtue of his position with the Issuer and his stock ownership, Mr. Vizi may be deemed to control the Issuer. Mr. Vizi may, from time to time, develop plans respecting, or propose changes in, the management and personnel of the Issuer, composition of the Board of Directors, policies, operations, capital structure or business of the Issuer. In addition to the foregoing, Mr. Vizi intends to review his holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and Mr. Vizi’s overall investment portfolio, strategic objectives and financial condition, Mr. Vizi may from time to time consider a number of possible strategies, including, among other things: (a) continued ownership of the Issuer’s equity currently beneficially owned by Mr. Vizi; and (b) acquiring additional interests in or disposing of some or all of his interests in the Issuer in the open market, in privately negotiated transactions or otherwise. Except as set forth in this Item 4, Mr. Vizi has no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 11,299,383 Common Shares outstanding as of June 2, 2020, which is the total number of Common Shares outstanding as disclosed to the Reporting Persons by the Issuer following the consummation of the Stock Purchase Agreement.

As of the close of business on June 2, 2020, none of the members of the Selling Group and no person listed on Schedule A hereto beneficially own any Common Shares.

As of the close of business on June 2, 2020, Mr. Vizi may be deemed to directly beneficially own 1,012,526 Common Shares, excluding 150,000 Common Shares underlying restricted stock units granted on January 16, 2020, which will vest in three equal installments on the first three anniversaries of the date of grant, constituting approximately 8.96% of the Common Shares outstanding.

(b)       Mr. Vizi has sole voting and dispositive power over the Common Shares he owns directly.

(c)       The transactions in the Common Shares by the Reporting Persons during the past 60 days are set forth on Schedule B and are incorporate herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Stock Purchase Agreement as set forth in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Stock Purchase Agreement, dated June 2, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2020).
10

CUSIP No. 749360400

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2020

IRS PARTNERS NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Secretary, Chief Financial Officer and Director

M2O, INC.

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Trustee

HARVEST FINANCIAL CORPORATION

By:	/s/ Frank D. Ruscetti
	Name:	Frank D. Ruscetti
	Title:	Executive Chairman

/s/ Bradley S. Vizi
BRADLEY S. VIZI, Individually and as attorney-in-fact for Michael O’Connell
11

CUSIP No. 749360400

Schedule B

Transactions in the securities of the Issuer during the past 60 days

Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

IRS PARTNERS NO. 19, L.P.

(2,692,065)	1.2000	06/02/2020

THE LEONETTI/O’CONNEL FAMILY FOUNDATION

(266,074)	1.2000	06/02/2020

BRADLEY S. VIZI

850,000	1.2000	06/02/2020